UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 2-2-07

DIVISION OF
CORPORATION FINANCE

07044048

February 6, 2007

Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorgan Chase & Co.
270 Park Avenue, Floor 39
New York, NY 10017-2070

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/6/2007

Re: JPMorgan Chase & Co.

Dear Mr. Horan:

This is in regard to your letter dated February 2, 2007 concerning the shareholder proposal submitted by Robert E. Grossman and Joan E. Grossman for inclusion in JPMorgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that JPMorgan Chase therefore withdraws its January 8, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

RECD S.E.C.
FEB 2 2007
1086

Sincerely,

Ted Yu
Special Counsel

cc: Robert E. Grossman
Joan E. Grossman
258 Rockridge Road
Prescott, AZ 86305-5066

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

1168163

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

January 8, 2007

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal by JPMorgan Chase & Co. Pursuant to Rule 14a-8: Robert E. Grossman and Joan E. Grossman

Ladies and Gentleman:

On behalf of JPMorgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission (the "SEC") that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2007 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by Robert E. Grossman and Joan E. Grossman (the "Proponents"), by letter dated October 13, 2006 (the "Proposal"). The Proposal is attached hereto as Exhibit A.

The Company intends to omit the Proposal in its Proxy Materials pursuant to Rule 14a-8(i)(4) and Rule 14a-8(i)(7). Rule 14a-8(i)(4) provides that a proposal may be omitted if the "proposal relates to the redress of a personal claim or grievance against the company … which is not shared by the other shareholders at large." Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

Our 2007 Annual Meeting of Stockholders is scheduled to be held on May 15, 2007, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2007. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponents with a copy of this letter and notifying the Proponents of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the SEC's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

Grounds for Omission

The Proposal Deals With a Personal Grievance – Rule 14a-8(i)(4)

Rule 14a-8(i)(4) permits the exclusion of a security holder proposal "if the proposal relates to the redress of a personal claims or grievance against the company .... which is not shared by the other shareholders". Rule 14a-8(i)(4) was developed because the SEC does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances. Exchange Act Release 34-12999 (available November 22, 1976).

The Proposal requests that the Company "not make any changes to how deposits are entered into a depositors *[sic]* account until the owner of the account is notified of such proposed changes. Further such notification should include the name and title of the individual proposing such changes..." The Proposal claims that the Proponents "could not balance our J.P. Morgan Chase checkbook in the spring of 2006 because someone at Chase redirected some automatic deposits from our checking account to a Chase money market account without our knowledge or consent." The Proponents complain that such "action also upset our cash flow projections." The Proponents claim that they wrote to the Company's Chief Executive Officer about their problem but did not receive a timely response and as a result, closed their account with the Company.

The Proponents are submitting the Proposal because of a claimed mistake in the administration of their bank accounts with the Company and because they claim they did not receive a timely response from the Company's Chief Executive Officer after they wrote to him about the alleged mistake. The Proponents' claim is personal to them and is not shared by other stockholders of the Company. The SEC has permitted the exclusion of proposals where the supporting statement provided evidence of a personal grievance. See CBS Corp. (available March 4, 1998) (where the issuer noted it was "clear from the supporting statement that the proponent's sole interest is to pursue a personal interest not shared by other stockholders").

Based on the foregoing, the Company believes that the Proposal deals with a personal grievance against the Company not shared by the Company's other stockholders and, therefore, the Proposal may be omitted under Rule 14a-8(i)(4).

The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations - Rule 14a-8(i)(7)

The Company believes that the Proposal, which seeks to dictate how the Company administers its customers' accounts, clearly relates to the Company's ordinary business operations and may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7). The Division of Corporation Finance has stated that one policy consideration underlying the ordinary business exclusion is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 34-40018 (available May 21, 1998). The other central policy consideration underlying the ordinary business exclusion "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (available May 21, 1998).

Because the Proposal seeks to dictate how the Company administers its customers' accounts, it potentially imposes restrictions or stockholder oversight on the Company's everyday business decisions. The Company is a major global financial services institution engaged in the commercial banking business. The Company's day-to-day administration of accounts is fundamental to the core of its ordinary business operations. Yielding oversight over these everyday business operations to stockholders would infringe upon the tasks that are fundamental to management's ability to run the Company and would result in the micro-management of the Company by its stockholders. The SEC has consistently held that a bank holding company's policies and procedures with respect to the businesses conducted by it are within its ordinary business operations. See Banc One Corporation (available February 25, 1993) (holding that a company's "lending strategies" may be excluded as ordinary business); BankAmerica Corporation (available March 23, 1992) (holding that the implementation of policies and procedures relating to the lending activities of an issuer's commercial bank subsidiaries may be excluded as ordinary because it relates to "credit policies, loan underwriting and customer relations").

The Company's administration and management of its customers' accounts are core components of the Company's ordinary business operations. Therefore, the Company believes that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7).

* * * * *

For the reasons set forth above, the Company respectfully requests the SEC to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the SEC not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

Horan

Anthony J. Horan
Corporate Secretary

cc: Robert E. Grossman and Joan E. Grossman, Trustees
The Grossman Revocable Living Trust
Jeremiah Thomas, Esq.

Exhibit A

ROBERT E. GROSSMAN AND JOAN E. GROSSMAN PROPOSAL

Attached hereto as separate PDF attachment

258 Rockridge Road
Prescott AZ 86305-5066
Oct. 13, 2006

Anthony J. Horan, Secretary
J. P. Morgan Chase Co.
270 Park Avenue
New York, N.Y. 10017-2070

RECEIVED BY THE
OFFICE OF THE SECRETARY

OCT 18 2006

Dear Mr. Horan;

Robert E. Grossman and Joan E. Grossman, owners of 700 shares of J.P. Morgan Chase Co., request that the following be presented to the shareholders to be voted on at the next annual meeting.

J. P. Morgan Chase Co. will not make any changes to how deposits are entered into a depositors account until the owner of the account is notified of such proposed changes. Further such notification should include the name and title of the individual proposing such changes. This would be consonant with " Accountability and Decision making " identified as a major aspect of good management practices per page 7 of the 2006 Annual Report

Background
We could not balance our J. P. Morgan Chase checkbook in the spring of 2006 because someone at Chase redirected some automatic deposits from our checking account to a Chase money market account without our knowledge or consent. This action also upset our cash flow projections. We wrote to Mr. James Dimon (copy attached) about this but did not receive a timely response and therefor closed all of our J. P. Morgan Chase accounts. We remain shareowners but believe that this type of unilateral action impacts the profitability of the bank.

Robert E. Grossman, Trustee
The Grossman Revocable Living Trust

Joan E. Grossman, Trustee

258 [illegible] Rd.
Prescott AZ 86305-5066
March 27, 2006

Jamie Dimon, Chief Executive Officer
JP Morgan Chase Co.
270 Park Avenue
New York, NY 10017

COPY

RE: acct. 2562-9956
acct. PZJ-817686

Dear Mr. Dimon;

For almost 26 years I have been a customer of JP Morgan Chase, or its predecessors, Valley National Bank and Bank One, at the Prescott Az. office.

In Jan. 2006 Chase messed up some automatic deposits to my checking account and it required action by the payors to correct the situation.

Since December 2005 Chase has been ignoring my instructions to other financial institutions to make routine periodic automatic payments of dividend and interest directly to my checking account. Instead some of these are going to checking and some to my Chase money market fund. This has required considerable time for me to balance my check book.

More importantly it indicates that someone at Chase feels that I am incompetent to manage my cash flow so made changes without my approval.

So that there can be no misunderstanding , except for income producing investments in Chase mutual funds which are to be reinvested in the funds, all other income from retirement , social security, dividends, and interest are to be deposited in my checking account identified above. I want written confirmation of this by April 10, 2006

Chase employees in Prescott did not cause this. Some other Chase employee made the decision to treat me like a puppet. By April 10, 2006 I want the name and title of the individual who changed the way deposits have been made.

Yours truly

COPY

R[illegible] E. Grossman

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

RECEIVED
2007 FEB -5 AM 11:53
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 2, 2007

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of Request to Omit Stockholder Proposal Pursuant to Rule 14a-8(i)(10): Robert E Grossman and Joan E. Grossman

Ladies and Gentlemen:

By notice dated January 8, 2007, the Commission was advised that JPMorgan Chase & Co. (JPMC) intended to omit from our notice of meeting, proxy statement and form of proxy for the 2007 Annual Meeting of Stockholders a proposal and supporting statement submitted to JPMC by Robert E. Grossman and Joan E. Grossman (the "Proponents"), by letter dated October 13, 2006 (the "Proposal"). By letter dated January 28, 2007, the Proponents advised JPMC that they had withdrawn their Proposal. A copy of the Proponent's withdrawal letter is enclosed.

We therefore respectfully withdraw our request to omit the Proposal.

Very truly yours,

AHoran

Enclosure
cc Robert E. and Joan E. Grossman
Jeremiah Thomas, Esq.

258 Rockridge Road
Prescott AZ 86305 5066
Jan. 28, 2007

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Ave.
New York, N.Y. 10017-2070

Shareholder Proposal
your letter Jan.07, 2007

After examining your letter of Jan. 07, 2007 to the Office of Chief Counsel, Securities and Exchange Commission, we have decided that the thought processes of JPMorgan Chase & Co. (Chase) and ourselves are too far apart to be bridged at an Annual Meeting therefore by this letter we are withdrawing our proposal.

It appears that Chase does a fine job of making money with its operations with large organizations but cares little about low net worth individuals. Chase believes that its handling of customers accounts are core components of ordinary business operations. Our Proposal would require that Chase not make any changes to how deposits are entered into customers accounts until the owner of the account is notified of such proposed changes. Chase maintains that this Proposal seeks to " micro-manage" Chase. We disagree.

The Proposal would only assure the customer that deposits sent to Chase would be credited to the customer established account and not be directed elsewhere.

Ms. Diane Castillo of Chase Executive Office unsuccessfully researched what went wrong with our checking account. All other communications from Chase, including a call from a man on your staff on Jan. 25, related to the processes of handling the Proposal and not to the basic issue of deposits to the checking account.

We are certain that Chase will prosper without our trivial account.

Robert E. Grossman

Joan E. Grossman

END